Exhibit 99.1

BRAGG GAMING RECEIVES FINAL REGULATORY APPROVAL

TO COMPLETE ACQUISITION OF SPIN GAMES IN EARLY 2022

Bragg Provides Update on Momentum in Netherlands iGaming Market

TORONTO, December 16 2021 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), a global iGaming technology and content provider, announced today that following the approval of the Pennsylvania Gaming Control Board yesterday, which is subject to licensing, the Company has received all required regulatory approvals to complete its acquisition of Spin Games LLC (“Spin Games”), which it now expects to occur in early 2022. Bragg today also provided an update on its continued operating progress through its recent expansion into the Netherlands.

Yaniv Spielberg, Chief Strategy Officer for Bragg Gaming, commented, “As we near the completion of our Spin Games acquisition, we are excited by our near-term U.S. growth prospects, as the transaction marks further progress against our content monetization and addressable market expansion initiatives. Spin’s existing relationships with the leading U.S. iGaming operators and accomplished management team under Kent Young will significantly accelerate our entry into the U.S. iGaming market and we remain on schedule to substantially grow our year-end 2022 total addressable market to more than USD $18 billion. We also expect the total addressable market will expand further as new states approve iGaming. As such, Bragg remains favorably positioned to accelerate our growth going forward.”

Commenting on Bragg’s pending acquisition, Kent Young, Spin Games’ Founder and Chief Executive Officer, said, “Our enthusiasm for becoming part of the Bragg family continues to grow as we see firsthand the Company’s ability to execute on its near- and long-term growth strategy. Based on the progress already achieved with our integration plan, we can hit the ground running following the completion of the transaction. We are confident that the combination of our existing footprint and extensive relationships with leading North American iGaming operators combined with Bragg’s focus on technology, highly engaging content and distribution will strengthen the combined company’s competitive position in this rapidly growing market.”

Netherlands Market Update

•	Since entering the Netherlands iGaming market in October this year, Bragg’s strong initial double-digit market share has continued into December.

o	The Company is supplying its full-service iGaming platform to two of the licensed iGaming operators in the Netherlands and is supplying content to two additional current operators.

o	Bragg expects to further expand its market presence as additional iGaming operators are licensed.

o	Based on the strong initial results since the new regulatory regime went live on October 1, data recently released by the Dutch government indicates that online gross gaming revenue in the market for 2021 will be approximately USD $915 million compared to the prior estimate of approximately USD $650 million.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games